SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Western Wind Energy Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

95988Q108

(CUSIP Number)

Jane Sheere

Brookfield Renewable Energy Partners L.P.

73 Front Street, 5th Floor, Hamilton HM 12, Bermuda

Telephone: 441-295-1443

Copy to:

Andrew J. Beck

Torys LLP

1114 Avenue of the Americas

New York, NY 10036

Telephone: 212-880-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 11 Pages)

SCHEDULE 13D

CUSIP No. 95988Q108	Page 2 of 11 Pages

1	Names of Reporting Persons BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds BK
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BERMUDA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,324,350[1] [2]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,324,350[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,324,350
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.4%
14	Type of Reporting Person PN

[1]	See Item 5(a)-(b) below.
[2]	Brookfield Renewable Energy Partners L.P. owns these common shares of Western Wind Energy Corp. through its wholly-owned indirect subsidiary, WWE Equity Holdings Inc.

SCHEDULE 13D

CUSIP No. 95988Q108	Page 3 of 11 Pages

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,324,350[3]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,324,350[2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,324,350
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.4%
14	Type of Reporting Person CO

[3]	See Item 5(a)-(b) below.

SCHEDULE 13D

CUSIP No. 95988Q108	Page 4 of 11 Pages

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,324,350[4]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,324,350[3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,324,350
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.4%
14	Type of Reporting Person CO

[4]	See Item 5(a)-(b) below.

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement originally filed on September 7, 2012 (the “Schedule 13D”) by Brookfield Asset Management Inc., an Ontario corporation (“Brookfield”), Partners Limited, an Ontario corporation (“Partners”), and Brookfield Renewable Energy Partners L.P., a Bermudian exempted limited partnership (“Brookfield Renewable” and, collectively with Brookfield and Partners, the “Reporting Persons”), and relates to the common shares (the “Common Shares”) of Western Wind Energy Corp., a British Columbia corporation (“Western Wind”). This Amendment No. 1 hereby amends and supplements the Schedule 13D as set forth below.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D and, unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof.

On October 16, 2012, Brookfield Renewable acquired the Additional Purchased Shares. On November 29, 2012, Brookfield Renewable exercised its right to acquire Common Shares pursuant to the Purchased Warrants.

The Reporting Persons estimate that the aggregate consideration that would be required to acquire the Common Shares in the Proposed Transaction (as defined below) would be approximately C$160,000,000. Brookfield Renewable has a committed unsecured revolving credit facility available which will provide sufficient funds to finance the Proposed Transaction.

See Item 4.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented in its entirety.

On November 23, 2012, Brookfield Renewable issued a press release (the “Press Release”) announcing its intent, through its wholly-owned indirect subsidiary, WWE Equity Holdings Inc., to acquire all of the outstanding Common Shares that it and its affiliates did not already own for C$2.50 per Common Share in cash (the “Proposed Transaction”). The Reporting Persons are filing a copy of the Press Release, which is incorporated by reference into this Item 4, with this Amendment No. 1 as Exhibit No. 5.

The Proposed Transaction may result in one or more of the actions specified in clauses (a)–(j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of Western Wind, a merger or other extraordinary transaction involving Western Wind, the removal of the Common Shares from the OTCQX and the Common Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Brookfield Renewable reserves the right to modify or withdraw the Proposed Transaction at any time.

This Amendment No. 1 is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the Securities and Exchange Commission (the “SEC”). Holders of the Common Shares will be able to obtain such documents free of charge at the SEC’s website, www.sec.gov. Holders of the Common Shares will also be able to obtain the documents filed by Brookfield Renewable with the SEC (for a fee) from Canadian Stock Transfer Company Inc., by calling 1-800-387-0825 or emailing inquiries@canstockta.com, or from CST Phoenix Advisors, by calling 1-800-336-5159 or emailing inquiries@phoenixadvisorscst.com.

See Item 3 and Item 5.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 11,324,350 Common Shares, which represent approximately 16.4% of the issued and outstanding Common Shares.

The Common Shares are directly held by WWE Equity Holdings Inc., which is an indirect subsidiary of Brookfield Renewable. Brookfield (through its wholly-owned subsidiary, Brookfield Renewable Power Inc.) effectively holds approximately 68% of Brookfield Renewable on a fully-exchanged basis.

Each Reporting Person may be deemed to have shared power to vote or direct the vote of the Common Shares beneficially owned by it or to dispose or direct the disposition of such Common Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1*	Securities Purchase Agreement between a certain investment fund by its manager GCIC Ltd. and BRP Holdings, dated as of August 28, 2012

Exhibit 2*	Securities Purchase Agreement between a certain investment fund by its manager GCIC US Ltd. and BRP Holdings, dated as of August 28, 2012

Exhibit 4*	Securities Purchase Agreement between a certain investment fund by its manager GCIC Ltd. and BRP Holdings, dated as of October 16, 2012

Exhibit 5	Press Release dated November 23, 2012 (incorporated by reference to Exhibit No. 1 to the Schedule 14D1-F dated November 26, 2012 filed by Brookfield Renewable Energy Partners L.P.)

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2012

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: VP, Legal Affairs and Corporate

PARTNERS LIMITED

By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Secretary

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada

Marcel R. Coutu, Director	Canadian Oil Sands Limited, 2500 First Canadian Centre, 350 — 7th Ave. S.W., Calgary, Alberta T2P 3N9, Canada	President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

J. Trevor Eyton, Director	c/o 130 Adelaide Street W., Suite 3303, Toronto, Ontario M5H 3P5, Canada	Corporate Director of Brookfield	Canada

J. Bruce Flatt, Senior Managing Partner, Chief Executive Officer and Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	Brookfield Asset Management Inc, 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Chairman — Brookfield Global Infrastructure Advisory Board; Corporate Director of Brookfield	Canada

Maureen Kempston Darkes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Formerly GM Group Vice-President	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director of Brookfield	Canada

Lance Liebman, Director	Columbia Law School, 435 West 116th Street, New York, New York 10027 — 7297, U.S.A.	William S. Beinecke Professor of Law	U.S.A

Philip B. Lind, Director	Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Vice-Chairman of Rogers Communications Inc.	Canada

Frank J. McKenna, Chairman of the Board of Directors	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Deputy Chair of TD Bank Group	Canada

Jack M. Mintz, Director	University of Calgary, 906 — 8th Avenue S.W., 5th Floor, Calgary, Alberta T2P 1H9, Canada	Director and Palmer Chair, School of Public Policy	Canada

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Formerly Chief Executive Officer of HSBC Bank Middle East Limited	Lebanon and U.S.A

James A. Pattison, Director	The Jim Pattison Group, 1800 — 1067 West Cordova Street, Vancouver, B.C. V6C 1C7, Canada	Chairman, President and Chief Executive Officer of The Jim Pattison Group	Canada

Diana L. Taylor, Director	Wolfensohn & Company LLC, 1350 Avenue of the Americas, Suite 2900, New York, N.Y. 10019	Managing Director of Wolfensohn & Company LLC	U.S.A.

George S. Taylor, Director	R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director	Canada

Ngee H. Seek	GIC Pte Ltd. 168 Robinson Road #37 — 01 Capital Tower Singapore 068912	Advisor to GIC Real Estate Pte. Ltd.	Singapore

SCHEDULE II

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Gordon E. Arnell, Director	c/o 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Chairman of Brookfield Office Properties Inc.	Canada

Jack L. Cockwell	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada

Robert J. Harding	Brookfield Asset Management Inc, 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Chairman — Brookfield Global Infrastructure Advisory Board; Corporate Director of Brookfield	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Edward C. Kress	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Timothy R. Price	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

SCHEDULE III

Brookfield Renewable Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jeffrey Blidner, Chairman of the Board of Directors	Brookfield Asset Management Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Managing Partner of Brookfield Asset Management	Canada

Eleazar de Carvalho Filho, Director	Rua Tucuma 217 - Apt. 101 Jardim Europa, Sao Paulo, SP Brazil 01455-011	Founder and Corporate Director of Virtus BR Partners	Brazil

John Van Egmond, Director	6900 N Ozona Drive Tucson, AZ 8578	Financial consultant with Ozona Corporation	U.S.A.

David Mann, Director	50 McCurdy Drive Chester, NS B0J 1J0	Counsel at Cox & Palmer	Canada

Lou Maroun, Director	Dill Lane, Full Fathoms Devonshire, Bermuda DV07	Executive Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation	Bermuda

Patricia Zuccotti, Director	4612 105th Avenue NE Kirkland, WA 98033	Corporate Director	U.S.A.

Harry Goldgut, Group Chairman	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Managing Partner of Brookfield	Canada

Richard Legault, President and Chief Executive Officer	1700 - 180 Kent Street Ottawa, ON K1P 0B6	President and Chief Executive Officer of the Managing General Partner	Canada

Jeff Rosenthal, Chief Operating Officer	1700 - 180 Kent Street Ottawa, ON K1P 0B6	Chief Operating Officer of the Managing General Partner	Canada

Sachin Shah, Chief Financial Officer	1700 - 180 Kent Street Ottawa, ON K1P 0B6	Chief Financial Officer of the Managing General Partner	Canada

Donald Tremblay, Executive Vice President	1700 - 180 Kent Street Ottawa, ON K1P 0B6	Executive Vice President of the Managing General Partner	Canada

Lars Josefsson, Director	Odengatan 33, 113 51 Stockholm, Sweden	Corporate director	Sweden